

July 31, 2013

<u>Via E-mail</u>
Jie Li
Chief Financial Officer
China Automotive Systems, Inc.
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province, the People's Republic of China

> **Re:** **China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 000-33123**

Dear Mr. Li:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Income, page 48</u>

1. We note from page 28 that notes payable do not bear interest. In this regard, please tell us whether you have imputed on these obligations pursuant to the guidance in ASC 835-30-25. To the extent you have not imputed interest, please revise to record such interest expense and provide us with the related calculations as part of your response. Alternatively, please explain to us and in the notes to your financial statements why you do not believe you are not required to do so.

Notes to Consolidated Financial Statements, page 53

13. Compound Derivative Liabilities, page 66

2. We note the gain of $20,971 during the year ended December 31, 2011 resulting from the change in fair value of your derivative liability. Given the significance of the gain, please tell us and explain in the notes to your financial statements and MD&A the changes in facts, circumstances, and related assumptions that resulted in this significant gain during 2011. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief